Exhibit 21.1
SUBSIDIARIES OF ASYST TECHNOLOGIES, INC.

STATE/COUNTRY OF
NAME	INCORPORATION
Asyst Technologies Europe, Ltd.	U.K.
Asyst Technologies GmbH	Germany
Asyst Technologies (Far East) Pte. Ltd.	Singapore
Asyst Technologies (Taiwan) Ltd.	R.O.C.
Asyst Technologies Malaysia Sdn. Bhd.	Malaysia
SMIF Equipment (Tianjin) Co., Ltd.	P.R.C.
Korea Asyst Ltd.	Korea
Asyst Japan, Inc.	Japan
Asyst Shinko, Inc.	Japan